November 25, 2008

Christina DiAngelo Senior Staff Accountant U.S. Securities and Exchange Commission Division of Investment Management Office of Disclosure and Review 100 F Street, NE Washington DC, 20549-4720

RE: Mundoval Funds (the "Trust”); File Nos. 811-21596 and 333-116723

Dear Ms. DiAngelo:

Please find below Registrant’s responses to oral comments from the staff received on October 27, 2008.  For your convenience, I have summarized the staff’s comments.

1.

Comment:  Please re-file the fidelity bond with the Board of Trustees resolution.

Response:  The Trust has re-filed the fidelity bond with the Board of Trustees resolution.

TANDY REPRESENTATION:

The Trust has authorized us to acknowledge on its behalf that:

•

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or additional comments, please call the undersigned at 1-858-454-4837.

Respectfully,

/s/ Natlie Gumina

Natalie Gumina

cc:

Michael V. Wible
Jeffery Provence